新世界發展有限公司
New World Development Company Limited

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 20549
U S A

January 9, 2004

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Announcement dated January 8, 2004 in connection with the results of the Extraordinary and Special General Meetings of the Company and NWS Holdings Limited in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Michael C Pei

Encls.
MP/jc

c.c. Ms Ellen Lin- The Bank of New York

dw 1/23

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

NWSH
新創建集團有限公司*
NWS Holdings Limited
(incorporated in Bermuda with limited liability)

CONNECTED TRANSACTION

DISCLOSEABLE AND CONNECTED TRANSACTION

RESULTS OF THE EXTRAORDINARY AND SPECIAL GENERAL MEETINGS OF NEW WORLD DEVELOPMENT COMPANY LIMITED AND NWS HOLDINGS LIMITED

At the extraordinary and special general meetings of NWD and NWSH held today, all the resolutions to approve the transactions contemplated under the Proposed Share Exchange were duly passed.

Reference is made to the announcement made jointly by NWD and NWSH dated 8 December 2003 (**"Joint Announcement"**) and to the shareholders' circulars of each of NWD and NWSH dated 23 December 2003 (the **"Circulars"**). Unless otherwise defined, terms used in this announcement shall have the same meanings as those defined in the Joint Announcement and the Circulars.

The extraordinary and special general meetings of NWD and NWSH were held today to approve the resolutions set out in the respective notices of extraordinary and special general meetings dated 23 December 2003 and contained in the Circulars.

The respective boards of directors of NWD and NWSH are pleased to announce that, at the extraordinary and special general meetings of NWD and NWSH held today, all the resolutions to approve the transactions contemplated under the Proposed Share Exchange were duly passed.

Please note that, although all the resolutions to approve the transactions contemplated under the Proposed Share Exchange were duly passed, completion of the Proposed Share Exchange is subject to the satisfaction or waiver of other conditions precedent. Accordingly, shareholders and prospective investors of NWD and NWSH should exercise caution when dealing in the shares of NWD and NWSH.

By Order of the Board
New World Development Company Limited
Mr. Leung Chi Kin, Stewart
Company Secretary

By Order of the Board
NWS Holdings Limited
Dr. Cheng Kar Shun, Henry
Chairman

Hong Kong, 8 January 2004

* *For identification purposes only*

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

NWSH
新創建集團有限公司*
NWS Holdings Limited
(incorporated in Bermuda with limited liability)

CONNECTED TRANSACTION

DISCLOSEABLE AND CONNECTED TRANSACTION

RESULTS OF THE EXTRAORDINARY AND SPECIAL GENERAL MEETINGS OF NEW WORLD DEVELOPMENT COMPANY LIMITED AND NWS HOLDINGS LIMITED

At the extraordinary and special general meetings of NWD and NWSH held today, all the resolutions to approve the transactions contemplated under the Proposed Share Exchange were duly passed.

Reference is made to the announcement made jointly by NWD and NWSH dated 8 December 2003 (**'Joint Announcement'**) and to the shareholders' circulars of each of NWD and NWSH dated 23 December 2003 (the **'Circulars'**). Unless otherwise defined, terms used in this announcement shall have the same meanings as those defined in the Joint Announcement and the Circulars.

The extraordinary and special general meetings of NWD and NWSH were held today to approve the resolutions set out in the respective notices of extraordinary and special general meetings dated 23 December 2003 and contained in the Circulars.

The respective boards of directors of NWD and NWSH are pleased to announce that, at the extraordinary and special general meetings of NWD and NWSH held today, all the resolutions to approve the transactions contemplated under the Proposed Share Exchange were duly passed.

Please note that, although all the resolutions to approve the transactions contemplated under the Proposed Share Exchange were duly passed, completion of the Proposed Share Exchange is subject to the satisfaction or waiver of other conditions precedent. Accordingly, shareholders and prospective investors of NWD and NWSH should exercise caution when dealing in the shares of NWD and NWSH.

By Order of the Board
New World Development Company Limited
Mr. Leung Chi Kin, Stewart
Company Secretary

By Order of the Board
NWS Holdings Limited
Dr. Cheng Kar Shun, Henry
Chairman

Hong Kong, 8 January 2004

* *For identification purposes only*